
MY TRAVEL


05005339

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

12 January 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JAN 14 2005
WASH. D.C. 213 SECTION

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 11 January 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares

Very truly yours,

p.p. Karen Houlton

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

PROCESSED
JAN 26 2005
THOMSON FINANCIAL

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-050112

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

ATOL 1179 ABTA V6896 Registered in England
Company Registration No. 742748



View Announcement



RECEIVING...

status list

Announcement Details

Company	Headline	Embargo	Last Update
MyTravel Group plc	Holding(s) in Company		16:16 11 Jan 0!

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston (Europe) Limited and Credit Suisse First Bosto
International

3. Please state whether notification indicates that it is in respect of h
of the shareholder named in 2 above or in respect of a non-beneficial int
or in the case of an individual holder if it is a holding of that person'
spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the num
shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

5 January 2005

11. Date company informed

11 January 2005

12. Total holding following this notification

229,097,986 A ordinary shares of which, 147,035,122 are held by Credit Su
First Boston (Europe) Limited and 82,062,864 are held by Credit Suisse Fi
Boston International

13. Total percentage holding of issued class following this notification

5.59% of the A ordinary shares of 1p

14. Any additional information

Credit Suisse First Boston (Europe) Limited and Credit Suisse First Bosto
International are members of the Credit Suisse First Boston group of comp
Those group companies which are direct or indirect holding companies of C
Suisse First Boston (Europe) Limited and Credit Suisse First Boston
International are, under the terms of section 203 of the Companies Act 19
each interested by attribution in any shares in which Credit Suisse First
(Europe) Limited and Credit Suisse First Boston International are interes

15. Name of contact and telephone number for queries

Mike Vaux - Tel +44 161 232 6567

16. Name and signature of authorised company official responsible for mak
this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

11 January 2005

The FSA does not give any express or implied warranty as to the accuracy
document or material and does not accept any liability for error or omiss
The FSA is not liable for any damages (including, without limitation, dam
for loss of business or loss of profits) arising in contract, tort or oth
from the use of or inability to use this document, or any material contai
it, or from any action or decision taken as a result of using this docume
any such material.

END

---

status list 

One Cabot Square
London
E14 4QJ

Telephone 020 7888 8888
Telex 092131 CSFBG

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

11 January 2005

Dear Sirs

MyTravel ("The Company") Amended version of fax sent 10 January 2005

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfillment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 5 January 2005, following disposals, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited (CSFBEL): 147,035,122 "A" shares

2. Credit Suisse First Boston International (CSFBI): 82,062,864 "A" shares.

CSFB now holds a total interest of 229,097,986 shares being equivalent to approximately 5.59% of the total shares in issue of this class. (Shares outstanding being 4,097,338,932).

CSFBEL and CSFBI are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBI are interested.

Yours faithfully



Andrew Veasey
Director – Legal and Compliance

Registered Office as above
Registered in England No. 2087888
Authorised and Regulated by the Financial Services Authority
Member of the London Stock Exchange

View Announcement


status list

Announcement Details

Company	Headline	Embargo	Last Update
MyTravel Group plc	Holding(s) in Company		16:12 11 Jan 0

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston (Europe) Limited and Credit Suisse First Bosto
International

3. Please state whether notification indicates that it is in respect of h
of the shareholder named in 2 above or in respect of a non-beneficial int
or in the case of an individual holder if it is a holding of that person'
spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the num
shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

31 December 2004

11. Date company informed

11 January 2005

12. Total holding following this notification

284,217,246 A ordinary shares of which, 202,154,382 are held by Credit Su
First Boston (Europe) Limited and 82,062,864 are held by Credit Suisse Fi
Boston International

13. Total percentage holding of issued class following this notification

6.94% of the A ordinary shares of 1p

14. Any additional information

Credit Suisse First Boston (Europe) Limited and Credit Suisse First Bosto
International are members of the Credit Suisse First Boston group of comp
Those group companies which are direct or indirect holding companies of C
Suisse First Boston (Europe) Limited and Credit Suisse First Boston
International are, under the terms of section 203 of the Companies Act 19
each interested by attribution in any shares in which Credit Suisse First
(Europe) Limited and Credit Suisse First Boston International are interes

15. Name of contact and telephone number for queries

Mike Vaux - Tel +44 161 232 6567

16. Name and signature of authorised company official responsible for mak
this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

11 January 2005

The FSA does not give any express or implied warranty as to the accuracy
document or material and does not accept any liability for error or omiss
The FSA is not liable for any damages (including, without limitation, dam
for loss of business or loss of profits) arising in contract, tort or oth
from the use of or inability to use this document, or any material contai
it, or from any action or decision taken as a result of using this docume
any such material.

END


status list

One Cabot Square
London
E14 4QJ

Telephone 020 7888 8888
Telex 092131 CSFBG

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

11 January 2005

Dear Sirs

MyTravel ("The Company") Amended version of fax sent 10 January 2005

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfillment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 31 December 2004, following the completion of the Company's corporate restructuring, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited ("CSFBEL"): 202,154,382 shares
2. Credit Suisse First Boston International ("CSFBI"): 82,062,864 shares.

CSFB now holds a total interest of 284,217, 246 shares being equivalent to approximately 6.94% of the total shares in issue of this class. (Shares outstanding being 4,097,338,932).

CSFBEL and CSFBI are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBI are interested.

Yours faithfully



Andrew Veasey
Director – Legal and Compliance

CREDIT | FIRST
SUISSE | BOSTON

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED

One Cabot Square
London
E14 4QJ

Telephone 020 7888 8888
Telex 092131 CSFBG

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

10 January 2005

Dear Sirs

MyTravel ("The Company")

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfillment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 5 January 2005, following disposals, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited (CSFBEL): 147,035,122 "A" shares
2. Credit Suisse First Boston International (CSFBI): 82,062,864 "A" shares.

CSFB now holds a total interest of 229,097,986 shares being equivalent to approximately 4.61% of the total shares in issue of this class.

CSFBEL and CSFBI are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBI are interested.

Yours faithfully

Andrew Veasey
Director – Legal and Compliance

One Cabot Square | Telephone | 020 7888 8888
London | Telex | 092131 CSFBG
E14 4QJ

Fax: 0161 232 6524

020 7 883 5796.

MJV speaking to A Veasey 11/1/2004 - share capital incorrect. CSFB to amend and re-send.

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

10 January 2005

Dear Sirs

MyTravel ("The Company") Amended version of fax sent 6 January 2005

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfillment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 31 December 2004, following the completion of the Company's corporate restructuring, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited ("CSFBEL"): 202,154,382 shares
2. Credit Suisse First Boston International ("CSFBI"): 82,062,864 shares.

CSFB now holds a total interest of 284,217, 246 shares being equivalent to approximately 5.71% of the total shares in issue of this class.

CSFBEL and CSFBI are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBI are interested.

Yours faithfully



Andrew Veasey
Director – Legal and Compliance

One Cabot Square
London
E14 4QJ

Telephone 020 7888 8888
Telex 092131 CSFBG

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU


RECEIVED
07 JAN 2005
Company Secretary's Office

6 January 2005

Dear Sirs

MyTravel ("The Company")

This notification relates to the ordinary shares and the ordinary "A" shares of the Company ("the shares") and is given in fulfillment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 31 December 2004, following the completion of the Company's corporate restructuring, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited (CSFBEL): 424 ordinary shares.

2. Credit Suisse First Boston (Europe) Limited (CSFBEL): 202,154,382 "A" shares

3. Credit Suisse First Boston International (CSFBI): 82,062,864 "A" shares.

CSFB now holds a total interest of 284,217,670 shares being equivalent to approximately 5.15% of the total shares in issue of these two classes (Ordinary shares in issue being 544,461,000 and ordinary "A" shares in issue is 4,970,339,000. Therefore total shares in issue, with voting rights, is 5,514,800,000).

CSFBEL and CSFBI are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBI are interested.

Yours faithfully

Andrew Veasey
Director – Legal and Compliance

View Announcement



status list

Announcement Details

Company	Headline	Embargo	Last Update
MyTravel Group plc	Holding(s) in Company		15:58 11 Jan 05

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of h of the shareholder named in 2 above or in respect of a non-beneficial int or in the case of an individual holder if it is a holding of that person' spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the num shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

6 January 2005

11. Date company informed

10 January 2005

12. Total holding following this notification

254,360,057 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

6.21% of the A ordinary shares of 1p each

14. Any additional information

Morgan Stanley Securities Limited ("MSSL") is a member of the Morgan Stan
group of companies. Those group companies which are direct or indirect ho
companies of MSSL are, under the terms of section 203 of the Companies Ac
each interested by attribution in any shares in which MSSL is interested.

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for mak
this notification

Mike Vaux - Assistant Company Secretary

Date of notification

11 January 2005

for loss of business or loss of profits) arising in contract, tort or oth
from the use of or inability to use this document, or any material contai
it, or from any action or decision taken as a result of using this docume
any such material.

END


status list

Fax

Morgan Stanley

20 Cabot Square
Canary Wharf
London E14 4QW

Date: 10 January 2005 **Subject:** Section 198 CA 1985

To: Company Secretary **Company:** MyTravel Group Plc **Fax Number:** (0161) 232 6524

☒ **Urgent** ☐ **Confirm Transmission** 2 **Total Pages Including Cover Sheet**

IF TRANSMISSION FAILS PLEASE CALL

From: **David Edwards**

Department: Law Division

Fax: 0207 677 9610 **Telephone:** 0207 677 1865

Message:

Please see attached letter.

If you have any queries, please do not hesitate to contact me on the above number

Regards
David

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA

tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

MorganStanley

Company Secretary
MyTravel Group Plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
United Kingdom

10 January 2005

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

MYTRAVEL GROUP PLC A-SHARES (THE "COMPANY")

This notification relates to the Type A shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 6 January 2005, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the shares that resulted in our holding a total of 254,360,057 shares, being approximately 6.21% of the issued share capital of the Company.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours faithfully



Robin Greenwood
Law Division

Registered in England and Wales, No. 2068221.
Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA
Authorised and regulated by the Financial Services Authority
A member of the London Stock Exchange